SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated November 23, 2012 re TAT Technologies Reporting Third Quarter of Year 2012 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Year 2012 Third Quarter Results

GEDERA, Israel, Friday, November 23, 2012 /PRNewswire / - TAT Technologies Ltd. (NASDAQ: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month and nine month periods ended September 30, 2012.

Financial Highlights:

TAT announced revenues of $22.1 million with a net income of $1.8 million for the three months ended September 30, 2012, compared to revenues of $20.7 million with a net loss of $3.3 million for the three months ended September 30, 2011 - an increase of 6.6% in revenues. The net loss reported for the 2011 third quarter was the result of a $5.76 million (before taxes) write down of inventories and impairment charges of long lived assets ($3.61 million, net of taxes). Excluding these charges net profit for the 2011 third quarter was $0.3 million which reflects an increase of 440% in net income for the three months ended September 30, 2012 comparing to the corresponding period.

During the Third quarter of 2012, revenues were impacted by (i) the increase in revenues in the OEM of Heat Management Solutions segment; (ii) the increase in revenues in the OEM of Electric Motion Systems segment; (iii) the increase in revenues in the MRO Services for Aviation Components segment; (iv) partially offset by the decrease in revenues in the Heat Transfer Services and Products segment.

Revenue breakdown by operating segments for the three month and nine month periods ended September 30, 2012 and 2011, respectively, was as follows:

	Three Months Ended September 30,
	2012		2011		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited		Unaudited
Revenues
OEM of Heat Management Solutions	$8,001	36.3%	$7,619	36.8%	5.0%
Heat Transfer Services and Products	6,655	30.1%	6,892	33.3%	(3.4)%
MRO services for Aviation Components	6,027	27.3%	5,019	24.2%	20.1%
OEM of Electric Motion Systems	2,436	11.0%	2,027	9.8%	20.2%
Eliminations	(1,040)	(4.7)%	(847)	(4.1)%	22.8%
Total revenues	$22,079	100.0%	$20,710	100.0%	6.6%

	Nine Months Ended September 30,
	2012		2011		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited		Unaudited
Revenues
OEM of Heat Management Solutions	$22,721	35.0%	$21,596	34.8%	5.2%
Heat Transfer Services and Products	20,542	31.7%	19,965	32.2%	2.9%
MRO services for Aviation Components	16,666	25.7%	14,803	23.9%	12.6%
OEM of Electric Motion Systems	6,915	10.6%	8,555	13.8%	(19.2)%
Eliminations	(1,961)	(3.0)%	(2,912)	(4.7)%	(32.7)%
Total revenues	$64,883	100.0%	$62,007	100.0%	4.6%

For the nine months ended September 30, 2012, TAT announced revenues of $64.9 million with a net loss of $1.8 million compared to revenues of $62.0 million with net loss of $1.1 million for the nine months ended September 30, 2011 - an increase of 4.6% in revenues. The net loss reported for the nine month period ended September 30, 2012 is the result of a $1.0 million impairment charge of goodwill, recorded in the second quarter of 2012, in TAT’s OEM for Electric Motion Systems operating segment and the $3.3 million impairment charge, also recorded in the second quarter of 2012, with respect to TAT’s investment in FAvS (see further below). The net loss reported for the nine month period ended September 30, 2011 was the result of a $5.76 million (before taxes) write down of inventories and impairment charges of long lived assets ($3.61 million, net of taxes). Excluding these impairment charges net profit for the nine months ended September 30, 2012, was $2.5 million similar to the net profit for nine months ended September 30, 2011.

During the nine months ended September 30, 2012, revenues were impacted by the increase in revenues in all our significant operating segments - the OEM of Heat Management Solutions segment, the Heat Transfer Services and Products segment and the MRO Services for Aviation Components segment; while revenues in the OEM of Electric Motion Systems significantly decreased due to growing weakness in the relevant defense markets. This decrease is a continuation of the decrease in revenues this segment had experienced during 2011.

Mr. Itsik Maaravi, TAT’s CEO commented:

“The results of the 2012 third quarter reflect the trend of continuous improvement Year over Year as we continued to increase revenues and gross margins compared to the corresponding periods in 2011. These improvements are attributed to the increase in our marketing and sales efforts during 2011 through 2012 as well as to our rigorous and continuing activity in improving our production flow and yields.

The increasing fuel costs continue to impact the Commercial Airlines business environment by reducing airlines’ profitability and offsetting the positive impact of growing air traffic. As a result, airlines defer MRO activities and utilizing existing stock (destocking) rather than maintaining inventory levels. On the other hand, we continue to witness positive indications from commercial OEMs in the aerospace industry that increase backlog of new airplanes and/or airborne platforms/systems. The defense market however shows growing weakness and is impacted by budget constraints.

We are encouraged by our ability to maintain a steady growth in our key businesses while all of the above impacts our businesses. The weakness in the defense market which is mostly relevant to the OEM of Electric Motion Systems operating segment, resulted in a decrease of our revenues in this segment compared to 2011.

We continue to focus on our core capabilities and believe that our efforts will sustain the trend of improved performance for the remainder of 2012 and in 2013.

We are continuing to preserve a strong balance sheet with limited liabilities, strong working capital and sufficient financial assets to support the growth of our operations”.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	September 30, 2012	September 30, 2011
ASSETS
Current Assets:
Cash and cash equivalents	$15,250	$28,452
Short-term bank deposits	10,100	-
Marketable securities at fair value	1,800	2,469
Short-term restricted deposits	2,907	4,485
Trade accounts receivable (net of allowance for doubtful accounts of $346 and $ 2,447 as of September 30, 2012 and 2011, respectively)	19,076	17,180
Other accounts receivable and prepaid expenses	4,719	7,814
Inventories, net	33,835	33,436

Total current assets	87,687	93,836

Long-term assets:
Investment in affiliated company	1,804	5,139
Funds in respect of employee right upon retirement	3,092	2,879
Long-term deferred tax	3,076	2,094
Property, plant and equipment, net	12,637	12,745
Goodwill, net	-	1,073

Total Long-term assets	20,609	23,930

Total assets	$108,296	$117,766

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term loans	4,168	6,371
Trade accounts payables	7,210	6,465
Other accounts payable and accrued expenses	6,139	5,656

Total current liabilities	17,517	18,492

Long-term liabilities:
Long-term loans, net of current maturities	1,176	5,240
Other accounts payable	85	115
Liability in respect of employee rights upon retirement	3,599	3,481
Long-term deferred tax liability	1,428	1,011

Total long-term liabilities	6,288	9,847

EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value – Authorized: 10,000,000 shares at September 30, 2012 and 2011; Issued: 9,073,043 shares at September 30, 2012 and 2011; Outstanding: 8,805,270 and 8,815,003 shares at September 30, 2012 and 2011, respectively	2,790	2,790
Additional paid-in capital	64,402	64,460
Treasury stock, at cost, 267,773 and 258,040 shares at September 30 2012 and 2011, respectively	(2,059)	(2,018)
Accumulated other comprehensive loss	(1,196)	(768)
Retained earnings	17,888	22,110
Total TAT Technologies shareholders' equity	81,825	86,574
Non controlling interest	2,666	2,853

Total equity:	84,491	89,427

Total liabilities and equity	$108,296	$117,766

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Revenues:
OEM of Heat Management Solutions	$8,001	$7,619	$22,721	$21,596
Heat Transfer Services and Product	6,655	6,892	20,542	19,965
MRO services for Aviation Components	6,027	5,019	16,666	14,803
OEM of Electric Motion Systems	2,436	2,027	6,915	8,555
Eliminations	(1,040)	(847)	(1,961)	(2,912)
	22,079	20,710	64,883	62,007

Cost and operating expenses:
OEM of Heat Management Solutions	5,859	5,724	16,849	16,390
Heat Transfer Services and Products	4,697	4,871	14,746	14,372
MRO services for Aviation Components	5,161	4,769	13,698	12,909
OEM of Electric Motion Systems	1,580	1,735	5,579	6,864
Write down of inventory and impairment charges of long lived assets	-	5,763	-	5,763
Eliminations	(1,018)	(815)	(2,069)	(2,757)
	16,279	22,047	48,803	53,541
Gross profit (loss)	5,800	(1,337)	16,080	8,466

Research and development, net	164	180	839	643
Selling and marketing expenses	783	715	2,596	2,481
General and administrative expenses	2,504	2,985	8,254	8,010
Other expenses (income)	-	(125)	10	(125)
Impairment of goodwill	-	-	1,015	-
	3,451	3,755	12,714	11,009
Operating income (loss)	2,349	(5,092)	3,366	(2,543)

Financial expense	(439)	(929)	(1,652)	(1,573)
Financial income	399	552	1,488	1,527
Gain from dilution of interests in affiliated company	-	-	-	240

Income (loss) before income taxes	2,309	(5,469)	3,202	(2,349)

Taxes on income	565	(1,948)	1,896	(679)

Net income (loss) after income taxes	1,744	(3,521)	1,306	(1,670)

Share in results of affiliated company and impairment of share in affiliated company	136	167	(3,216)	450

Net income (loss)	1,880	(3,354)	(1,910)	(1,220)

Net loss (income) attributable to Non controlling interest	(108)	70	66	73

Net income (loss) attributable to TAT Technologies shareholders	$1,772	$(3,284)	$(1,844)	$(1,147)

Earning per share
Basic and diluted net income (loss) per share attributable to controlling interest	$0.20	$(0.37)	$(0.21)	$(0.13)

Weighted average number of shares – basic and diluted	8,805,270	8,815,003	8,808,591	8,815,003

Management’s Discussion and Analysis of Financial Condition and Results of Operations Background

TAT operates under four operating segments: (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions; (ii) Heat Transfer Services and Products; (iii) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components; and (iv) OEM of Electric Motion Systems.

OEM of Heat Management Solutions primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

Heat Transfer Services and Products primarily includes the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

MRO services for Aviation Components primarily includes the maintenance, repair and overhaul of APUs, landing gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motors and motion applications for airborne and ground systems.

Three months ended September 30, 2012 compared with three months ended September 30, 2011

Revenues. Total revenues for the three months ended September 30, 2012, were $22.1 million compared to $20.7 million for the three months ended September 30, 2011, an increase of 6.6%. This reflects (i) the increase in revenues in the OEM of Heat Management Solutions segment; (ii) the increase in revenues in the OEM of Electric Motion Systems segment; (iii) the increase in revenues in the MRO Services for Aviation Components segment; (iv) partially offset by the decrease in revenues in the Heat Transfer Services and Products segment.

Cost of revenues. Cost of revenues was $16.3 million for the three months ended September 30, 2012 similar to $16.3 million for the three months ended September 30, 2011 (excluding  a $5.76 million write down of inventories and impairment charges of long lived assets recorded in 2011 third quarter. This reflects (i) the decrease in cost of revenues in the Heat Transfer Services and Products operating segment, which is primarily attributable to the decrease in revenues in this operating segment; (ii) the decrease in cost of revenues in the OEM of Electric Motion Systems operating segment, which is attributable to improved margins in this operating segment; offset by (iii) the increase in cost of revenues in the OEM of Heat Management Solutions operating segment and in the MRO Services for Aviation Components operating segment, which is primarily attributable to the increase in revenues in these operating segments.

Cost of revenues as a percentage of revenues decreased to 73.7% for the three months ended September 30, 2012, compared to 78.6% for the three months ended September 30, 2011 (excluding  a $5.76 million write down of inventories and impairment charges of long lived assets recorded in the 2011 third quarter). This decrease is primarily attributable to product mix with higher margin products sold during this quarter in all of the Company’s operating segments, as well as to a lower rate of fixed production costs in the OEM of Heat Management Solutions, in the MRO Services for Aviation Components and in the OEM of Electric Motion Systems operating segments, which resulted from the increase in revenues in these segments.

Research and development, net. Research and development expenses were $0.2 million for the three months ended September 30, 2012, similar to research and development expenses for the three months ended September 30, 2011, and are related to new products and technologies within the OEM operations in Israel and the Heat Transfer Services and Products operating segment.

Research and development expenses as a percentage of revenues were 0.7% for the three months ended September 30, 2012, compared to 0.9% for the three months ended September 30, 2011. TAT expects to continue to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $0.8 million for the three months ended September 30, 2012, compared to $0.7 million for the three months ended September 30, 2011. This was impacted by (i) the increase in selling and marketing expenses in the OEM of Heat Management Solutions operating segment and in the Heat Transfer Services and Products operating segment, primarily attributable to increased commissions and travels abroad; (ii) offset by the decrease in selling and marketing expenses in the OEM of Electric Motion Systems operating segment, primarily attributable to a decrease in commissions and exhibition expenses.

Selling and marketing expenses as a percentage of revenues were 3.5% for the three months ended September 30, 2012, similar to 3.5% for the three months ended September 30, 2011. TAT expects to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $2.5 million for the three months ended September 30, 2012, compared to $3.0 million for the three months ended September 30, 2011, a decrease of 16.1%. The decrease in general and administrative expenses primarily resulted from the decreased payroll and employee related expenses in the OEM of Heat Management Solutions, in the Heat Transfer Services and Products and in the MRO Services for Aviation Components operating segments.

General and administrative expenses as a percentage of revenues were 11.3% for the three months ended September 30, 2012, a decrease compared to 14.4% for the three months ended June 30, 2011.

Operating income (loss). For the three months ended September 30, 2012, TAT reported operating income of $2.3 million, a significant increase compared to operating income of $0.7 million for the three months ended September 30, 2011 (excluding a $5.76 million write down of inventories and impairment charges of long lived assets recorded in the 2011 third quarter), an increase of 250%. The increase in operating income is primarily attributable to the increase in operating income in the OEM of Heat Management Solutions, in the MRO Services for Aviation Components and in the OEM of Electric Motion Systems operating segments; partially offset by the decrease in operating income in the Heat Transfer Services and Products operating segment.

Financial expense. Financial expense for the three months ended September 30, 2012, was $0.4 million compared to financial expense of $0.9 million for the three months ended September 30, 2011. Financial expense during the quarter primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, from realized losses from hedging transactions and interest payments on long-term loans and short-term credit.

Financial income. Financial income for the three months ended September 30, 2012, was $0.4 million, compared to $0.6 million for the three months ended September 30, 2011. Financial income during the quarter primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, change in the fair value of unrealized hedging transactions and interest from short term bank deposits.

Taxes. Tax expense for the three months ended September 30, 2012, was $0.6 million, compared to tax income of $1.9 million for the three months ended September 30, 2011. Tax expense for the three months ended September 30, 2012, was impacted by the pre-tax income incurred in the MRO Services for Aviation Components operating segment while in 2011 this segment incurred a pre-tax loss, primarily attributable to the write down of inventories and impairment charges of long lived assets. There were no material changes in tax expense in the other operating segments.

Share in Results of affiliated Company. TAT recognized income of $0.1 million from its approximately 30% interest in FAvS’s results for the three months ended September 30, 2012 compared to income of $0.2 million for the three months ended September 30, 2011.

Net loss (income) attributable to noncontrolling interest. TAT recognized net income of $0.1 million attributable to noncontrolling interest for the three months ended September 30, 2012, compared to net loss of $0.1 million attributable to noncontrolling interest for the three months ended September 30, 2011. In both periods net loss attributable to noncontrolling interest was attributable to our 70% held Bental subsidiary.

Net income (loss) attributable to controlling interest. TAT recognized a net income of $1.8 million for the three months ended September 30, 2012 compared to net loss of $3.3 million for the three months ended September 30, 2011. The net loss reported for the 2011 third quarter was the result of a $5.76 million (before taxes) write down of inventories and impairment charges of long lived assets ($3.61 million, net of taxes). Excluding these charges net profit for the 2011 third quarter was $0.3 million which reflects an increase of 440% in net income for the three months ended September 30, 2012 comparing to the corresponding period.

Nine months ended September 30, 2012 compared with nine months ended September 30, 2011

Revenues. Total revenues for the nine months ended September 30, 2012, were $64.9 million compared to $62.0 million for the nine months ended September 30, 2011, an increase of 4.6%. This reflects the increase in revenues in all our significant operating segments - the OEM of Heat Management Solutions segment, the Heat Transfer Services and Products segment and the MRO Services for Aviation Components segment; while revenues in the OEM of Electric Motion Systems significantly decreased due to growing weakness in the relevant defense markets. This decrease is a continuation of the decrease in revenues this segment had experienced during 2011.

Cost of revenues. Cost of revenues was $48.8 million for the nine months ended September 30, 2012 compared to $47.8 million for the nine months ended September 30, 2011, (excluding  a $5.76 million write down of inventories and impairment charges of long lived assets recorded in the 2011 third quarter), an increase of 2.1%. This reflects the increase in cost of revenues in the OEM of Heat Management Solutions operating segment, in the Heat Transfer Services and Products operating segment and in the MRO Services for Aviation Components operating segment, which is primarily attributable to the increase in revenues in these operating segments; offset by the decrease in cost of revenues in the OEM of Electric Motion Systems operating segment, which is primarily attributable to the decrease in revenues in this operating segment.

Cost of revenues as a percentage of revenues was 75.2% for the nine months ended September 30, 2012, compared to 77.1% for the nine months ended September 30, 2011, (excluding  a $5.76 million write down of inventories and impairment charges of long lived assets recorded in the 2011 third quarter). This decrease is primarily attributable to (i) product mix with higher margin products sold during this period along with lower rate of fixed production costs in the MRO Services for Aviation Components segment (partially effected by the sale of inventory items that were impaired in approximately $0.5 million in previous years); (ii) lower rate of fixed production costs in the OEM of Heat Management Solutions and in the Heat Transfer Services and Products operating segments; and (iii) similar cost of revenues as a percentage of revenues in the OEM of Electric Motion Systems operating segment.

Research and development, net. Research and development expenses were $0.8 million for the nine months ended September 30, 2012, compared to $0.6 million for the nine months ended September 30, 2011, and are related to new products and technologies within the OEM operations in Israel and the Heat Transfer Services and Products operating segment.

Research and development expenses as a percentage of revenues were 1.3% for the nine months ended September 30, 2012, compared to 1.0% for the nine months ended September 30, 2011. TAT expects to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $2.6 million for the nine months ended September 30, 2012, compared to selling and marketing expenses of $2.5 million for the nine months ended September 30, 2011. This was impacted by (i) the increased expenses in the OEM of Heat Management Solutions operating segment, primarily attributable to increased payroll costs, commissions and exhibition expenses; (ii) the increased expenses in the Heat Transfer Services and Products operating segment, primarily attributable to increased commissions; partially offset by (iii) the decreased expenses in the MRO Services for Aviation Components and in the OEM of Electric Motion Systems operating segments, primarily attributable to a decrease in exhibition expenses.

Selling and marketing expenses as a percentage of revenues were 4.0% for the nine months ended September 30, 2012, similar to 4.0% for the nine months ended September 30, 2011. TAT expects to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $8.3 million for the nine month period ended September 30, 2012, compared to $8.0 million for the nine month period ended September 30, 2011, an increase of 3.0%. The increase in general and administrative expenses was impacted by (i) the increased expenses in the MRO Services for Aviation Components operating segment primarily attributable to a provision recorded for doubtful debt and to a decrease in FAvS’ participation in certain operating expenses; (ii) the increased expenses in the Heat Transfer Services and Products operating segment primarily attributable to employee related expenses; partially offset by (iii) the decreased expenses in the OEM of Heat Management Solutions operating segment primarily attributable to payroll costs.

General and administrative expenses as a percentage of revenues were to 12.7 % for the nine month period ended September 30, 2012, similar to 12.9% for the nine months ended September 30, 2011.

Impairment of Goodwill. During the nine month period ended September 30, 2012 the Company recorded an impairment charge of $1.0 million to reflect the impairment of the entire balance of the goodwill included in the OEM of Electric Motion Systems operating segment, which was based on an independent appraisal.

Operating income (loss). For the nine months ended September 30, 2012, TAT reported operating income of $4.4 million compared to operating income of $3.2 million for the nine months ended September 30, 2011 (excluding the above mentioned impairment charge of goodwill recorded in 2011 second quarter and non-recurring write down of inventories and impairment charges of long lived assets recorded in 2011 third quarter), an increase of 36%. The increase in operating income is primarily attributable to (i) the increase in income from operations in the OEM of Heat Management Solutions segment; (ii) the increase in income from operations in the MRO Services for Aviation Components operating segment; (iii) decrease in operating loss in the OEM of Electric Motion Systems operating segment; offset by (iv) the decrease in operating income in the Heat Transfer Services and Products operating segment.

Financial expense. Financial expense for the nine months ended September 30, 2012, was $1.6 million similar to financial expense of $1.6 million for the nine months ended September 30, 2011. Financial expense during the nine months ended September 30, 2012 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, from realized losses from hedging transactions and interest payments on long-term loans and short-term credit.

Financial income. Financial income for the nine months ended September 30, 2012, was $1.5 million, similar to $1.5 million for the nine months ended September 30, 2011. Financial income during the nine months ended September 30, 2012 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, change in the fair value of unrealized hedging transactions and interest from short term bank deposits.

Taxes. Tax expense for the nine months ended September 30, 2012, was $1.9 million, Compared to an income tax benefit of $0.7 million for the nine months ended September 30, 2011. Tax expense for the nine months ended September 30, 2012, was impacted by (i) pre-tax income incurred in the MRO Services for Aviation Components operating segment compare to pre-tax loss incurred in 2011, primarily attributable to write down of inventories and impairment charges of long lived assets; partially offset by (ii) a decrease in pre-tax income in the Heat Transfer Services and Products operating segment; and (iii) a decrease in tax expenses in the OEM of Heat Management Solutions operating segment, mainly due to adoption of new tax regulation under the Law for the Encouragement of Capital Investments in 2011.

Share in Results of affiliated Company. TAT recognized income of $0.1 million from its approximately 30% interest in FAvS’s results for the nine months ended September 30, 2012 compared to income of $0.3 million for the nine months ended June 30, 2011.

Impairment of share in affiliated Company. During the nine months ended September 30, 2012 TAT recognized an impairment of $3.3 million with respect to its approximately 30% interest in FAvS’s, which was based on an independent appraisal.

Net loss attributable to noncontrolling interest. TAT recognized net loss of $0.1 million attributable to noncontrolling interest for the nine months ended September 30, 2012, similar to the net loss attributable to noncontrolling interest for the nine months ended September 30, 2011. In both periods net income (loss) attributable to noncontrolling interest was attributable to our 70% held Bental subsidiary.

Net loss attributable to controlling interest. TAT recognized net loss of $1.8 million for the nine months ended September 30, 2012 compared to net loss of $1.1 million for the nine months ended September 30, 2011. The net loss reported for the nine month period ended September 30, 2012 is the result of a $1.0 million impairment charge of goodwill, recorded in the second quarter of 2012, in TAT’s OEM for Electric Motion Systems operating segment and the $3.3 million impairment charge, also recorded in the second quarter of 2012, with respect to TAT’s investment in FAvS (see further below). The net loss reported for the nine month period ended September 30, 2011 was the result of a $5.76 million (before taxes) write down of inventories and impairment charges of long lived assets ($3.61 million, net of taxes). Excluding these impairment charges net profit for the nine months ended September 30, 2012, was $2.5 million similar to the net profit for nine months ended September 30, 2011.

Liquidity and Capital Resources

As of September 30, 2012, TAT had cash and cash equivalents and short-term bank deposits of $25.3 million, marketable securities of $1.8 million and restricted cash of $3.0 million, which equals $30.1 million of financial assets, compared with cash and cash equivalents and short-term deposits of $28.4 million, short term investments and marketable securities of $2.5 million and restricted cash of $4.5 million, which equals $35.4 million of financial assets as of September 30, 2011. Financial assets, net of debt were $24.7 million in September 30, 2012 compared to $23.8 million in September 30, 2011

On May 21, 2012, TAT’s Board of Directors approved a stock repurchase plan under Rule 10b5-1 of the Securities Exchange Act of 1934.  The plan was for a period of 6 months (subject to extension) and provided for the purchase of shares in an aggregate amount of up to $0.5 million U.S. dollars. Such plan replaced and superseded a prior repurchase plan approved by TAT’s Board of Directors’ on February 21, 2012. As of September 30, 2012, the Company had purchased 9,733 shares for approximately $41 thousands (average of $4.19 per share) constituting less than 0.1% of TAT’s issued shares. On November 21, the term of such stock repurchase plan ended. As of such date, the Company had purchased 16,433 shares for approximately $71 thousands (average of $4.32 per share).

On November 6, 2012, the Company made a prepayment of $775 thousands, on account of loans in the total amount of $6.25 million received by the Company from an Israeli bank, following which its remaining balance was $2.5 million.

Grant of options

Following the approval of TAT's Audit committee and Board of Directors, on June 28, 2012, the Company’s shareholders approved a plan (the “Plan”) to grant up to 380,000 options (“Options”) to purchase Ordinary shares, 0.9 NIS par value, of the Company to senior executives and certain members of the Board of Directors, at an exercise price of $6.5 per share. The Options vest over a three-year period (one-third each year), but the vesting of 50% of the Options is subject, in addition, to certain minimum shareholders' equity during a period of 4 years from the grant date. On August 21, 2012, pursuant to the Plan, TAT’s Board of Directors approved the grant of 330,000 Options, which were granted on October 4, 2012 (out of which 45,000 options were forfeited on October 30, 2012).

Seasonality

In the OEM industry in general and in TAT’s OEM businesses in particular, the majority of customers operate based on annual budgets and tend to utilize during the fiscal fourth quarter the remaining balance of any un-used budgets. This trend is more typical with customers from the defense industry. Accordingly, TAT is more likely to generate increased revenues in the OEM businesses (such as TAT’s OEM of Heat Management Solutions and OEM of Electric Motion Systems) during the fiscal fourth quarter. The aviation industry is known for its highest traffic in the third quarter, primarily attributable to summer vacations. As a result, during the fiscal third quarter, airlines tend to postpone, to the extent possible, maintenance and repair of their aircraft to minimize aircraft grounding. Accordingly, TAT is more likely to notice decreased revenues in the MRO businesses (such as TAT’s MRO for Aviation Components and Heat Transfer Services and Products) during the fiscal third quarter with recovery during subsequent quarters.

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TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Yaron Shalem – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
yarons@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: November 23, 2012